UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

          DIVISION OF
CORPORATION FINANCE

Mail Stop 03-08

September 21, 2005

Bruce Zurlnick
Senior Vice President, Treasurer and Chief Financial Officer
Finlay Enterprises, Inc.
529 Fifth Avenue
New York, NY 10017

 Re: Finlay Enterprises, Inc.
      Finlay Fine Jewelry Corporation
   Form 10-K for the Fiscal Year Ended January 29, 2005
   Form 10-Q for the Fiscal Quarters Ended July 30, 2005
and
April 30, 2005
   File No. 0-25716

Dear Mr. Zurlnick:

     We have reviewed your response dated August 23, 2005 to our
comment letter dated July 21, 2005. We have completed our review
of
your Form 10-K and related filings and have no further comments at
this time.

Sincerely,

Michael Moran
Branch Chief
??

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